UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street

151 24, Marousi

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of DryShips Inc. (the “Company”) dated November 21, 2017: DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER 2017.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-202821 and 333-216826).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: November 22, 2017	By: /s/ Anthony Kandylidis
Name: Anthony Kandylidis Title: President and Chief Financial Officer

EXHIBIT 99.1

DRYSHIPS INC. REPORTS FINANCIAL AND OPERATING

RESULTS FOR THE THIRD QUARTER 2017

November 21, 2017, Athens, Greece. DryShips Inc. (NASDAQ:DRYS), or DryShips or the Company, a diversified owner of ocean going cargo vessels, today announced its unaudited financial and operating results for the quarter ended September 30, 2017.

Updated Key Information as of November 20, 2017

-

Cash and cash equivalents: approximately $25.9 million (or $0.25 per share)

-

Book value of vessels, including advances: approximately $786.5 million (or $7.54 per share)

-

Debt outstanding balance: approximately $185.5 million (or $1.78 per share)

-

Number of Shares Outstanding:  104,274,708

Recent Developments

•

Credit Facility with Sierra Investments Inc.

Following the closing of the previously announced, $100.0 million private placement and $100.0 million rights offering, on October 25, 2017, the Company’s credit facility with Sierra Investments Inc., an entity affiliated with Mr. George Economou, the Company’s Chairman and Chief Executive Officer, with an outstanding balance of approximately $73.8 million, was refinanced with a new loan facility secured by assets, and which has a loan to value ratio of 50%, a tenor of 5 years, no amortization and a margin of LIBOR plus 4.5%. No arrangement fees or otherwise were charged in connection with the refinancing.

•

Appointment of new director

Mr. George Kokkodis was appointed to the Board of the Company as of November 21, 2017. From 2009 to January 2015, Mr. Kokkodis has been an Independent Business Introducer and Independent Client Advisor of financial investments at BNP Paribas (Suisse) SA, where he was a Senior Private Banker from 2003 to 2009 and the Head of the Greek Private Banking Desk at BNP Paribas London from 1999 to 2003. From 1998 to 1999, Mr. Kokkodis served as Vice President of Private Banking at Merrill Lynch International Bank, London UK and, from 1996 to 1998 held the same position at Merrill Lynch Bank Suisse S.A. Prior to that, Mr. Kokkodis was Vice President of Private Banking at Bankers Trust International PLC, London UK from 1993 to 1996. Mr. Kokkodis holds a Bachelor of Science in Aeronautical Engineering from the Imperial College of Science and Technology and a Master of Science in Aeronautical Engineering from the University of Glasgow. Mr. Kokkodis was a member of the board of directors of MIG Real Estate from April 2011 to September 2015. Mr. Kokkodis was a member of the board of directors of Ocean Rig UDW Inc. from September 2015 to November 2017.

Following the appointment of Mr. Kokkodis, the Company’s Board of Directors is now comprised of six directors, four of whom are considered independent under the NASDAQ rules.

Fleet List

The table below describes the Company’s fleet as of November 20, 2017, including vessels the Company has agreed to acquire:

	Year		Gross rate	Redelivery
	Built	DWT	Per day	Earliest	Latest
Drybulk fleet

Panamax:
Bargara	2002	74,832	Spot	N/A	N/A
Capitola	2001	74,816	Spot	N/A	N/A
Catalina	2005	74,432	Spot	N/A	N/A
Ecola	2001	73,391	Spot	N/A	N/A
Levanto	2001	73,925	Spot	N/A	N/A
Ligari	2004	75,583	Spot	N/A	N/A
Maganari	2001	75,941	Spot	N/A	N/A
Majorca	2005	74,477	Spot	N/A	N/A
Marbella	2000	72,561	Spot	N/A	N/A
Mendocino	2002	76,623	Spot	N/A	N/A
Rapallo	2009	75,123	Spot	N/A	N/A
Raraka	2012	76,037	Spot	N/A	N/A
Redondo	2000	74,716	Spot	N/A	N/A

Newcastlemax:
Bacon	2013	205,170	T/C Index Linked	Aug-18	Jan-19
Judd	2015	205,796	$9,350	Dec-17	Apr-18
Marini	2014	205,854	$19,400	Feb-18	May-18
Morandi	2013	205,854	T/C Index Linked	Feb-18	May-18

Kamsarmax:
Castellani	2014	82,129	Spot	N/A	N/A
Kelly	2017	81,300	Spot	N/A	N/A
Matisse	2014	81,128	Spot	N/A	N/A
Nasaka	2014	81,918	Spot	N/A	N/A
Valadon	2014	81,198	Spot	N/A	N/A

Tanker fleet

Very Large Crude Carrier:
Shiraga	2011	320,105	Spot	N/A	N/A

Suezmax:
Samsara	2017	159,855	$18,000 Base rate plus profit share	Mar.-22	May-25

Aframax:
Balla	2017	113,293	Spot	N/A	N/A
Stamos	2012	115,666	Spot	N/A	N/A

Gas Carrier fleet

Very Large Gas Carriers:
Anderida	2017	51,850	$30,000	Jun.-22	Jun.-25
Aisling	2017	51,850	$30,000	Sep.-22	Sep.-25
Mont Fort	2017	51,850	$28,833	Nov.-27	Nov.-27
Mont Gele (1)	2018	51,850	$28,833	Jan.-28	Jan.-28

(1) Expected to be delivered in January 2018.

Offshore Supply fleet

Platform Supply Vessels:
Crescendo	2012	1,457	Laid up	N/A	N/A
Colorado	2012	1,430	Laid up	N/A	N/A
Oil Spill Recovery Vessels:
Indigo	2013	1,401	Laid up	N/A	N/A
Jacaranda	2012	1,360	Laid up	N/A	N/A
Emblem	2012	1,363	Laid up	N/A	N/A
Jubilee	2012	1,317	Laid up	N/A	N/A

Drybulk Carrier, Tanker and Gas Carrier Segments Summary Operating Data (unaudited)

(Dollars in thousands, except average daily results)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Average number of vessels(1)	19.7	21.8	20.9	16.8
Total voyage days for vessels(2)	1,353	2,002	5,183	4,582
Total calendar days for vessels(3)	1,809	2,002	5,722	4,582
Fleet utilization(4)	74.8%	100.0%	90.6%	100.0%
Time charter equivalent(5)	$3,442	$8,557	$3,238	$7,323
Vessel operating expenses (daily)(6)	$4,926	$6,085	$4,839	$5,917

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Average number of vessels(1)	-	4.0	-	2.0
Total voyage days for vessels(2)	-	368	-	543
Total calendar days for vessels(3)	-	368	-	543
Fleet utilization(4)	-	100.0%	-	100.0%
Time charter equivalent(5)	-	$10,932	-	$10,650
Vessel operating expenses (daily)(6)	-	$7,763	-	$11,013

Gas Carrier	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Average number of vessels(1)	-	1.2	-	0.4
Total voyage days for vessels(2)	-	111	-	114
Total calendar days for vessels(3)	-	111	-	114
Fleet utilization(4)	-	100.0%	-	100.0%
Time charter equivalent(5)	-	$28,216	-	$27,860
Vessel operating expenses (daily)(6)	-	$15,678	-	$22,447

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Total voyage days for fleet are the total days the vessels were in the Company’s possession for the relevant period net of dry-docking and laid-up days.

(3) Calendar days are the total number of days the vessels were in the Company’s possession for the relevant period including dry-docking days and laid-up days.

(4) Fleet utilization is the percentage of time that the Company’s vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. The Company’s method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage and are paid by the charterer under a time charter contract, as well as commissions. TCE revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with revenues from the Company’s vessels, the most directly comparable U.S. GAAP measure, because it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. TCE is also a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Please see below for a reconciliation of TCE rates to voyage revenues.

(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days net of laid-up days for the relevant time period.

Drybulk Carrier, Tanker and Gas Carrier Segments Summary Operating Data (unaudited) - continued

(In thousands of U.S. dollars, except for TCE rate, which is expressed in Dollars, and voyage days)

Drybulk	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Voyage revenues	$6,809	$19,203	$22,032	$39,916
Voyage expenses	(2,152)	(2,072)	(5,251)	(6,364)
Time charter equivalent revenues	$4,657	$17,131	$16,781	$33,552
Total voyage days for fleet	1,353	2,002	5,183	4,582
Time charter equivalent (TCE)	$3,442	$8,557	$3,238	$7,323

Tanker	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Voyage revenues	$-	$7,466	$-	$11,072
Voyage expenses	-	(3,443)	-	(5,289)
Time charter equivalent revenues	$-	$4,023	$-	$5,783
Total voyage days for fleet	-	368	-	543
Time charter equivalent (TCE)	$-	$10,932	$-	$10,650

Gas Carrier	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017
Voyage revenues	$-	$3,266	$-	$3,316
Voyage expenses	-	(134)	-	(140)
Time charter equivalent revenues	$-	$3,132	$-	$3,176
Total voyage days for fleet	-	111	-	114
Time charter equivalent (TCE)	$-	$28,216	$-	$27,860

DryShips Inc.

Financial Statements

Unaudited Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2017	2016	2017

REVENUES:
Voyage revenues	$12,086	$29,934	$42,284	$58,123
	12,086	29,934	42,284	58,123

EXPENSES:
Voyage expenses	2,366	5,767	6,364	12,396
Vessel operating expenses	9,041	17,141	36,554	40,375
Depreciation	872	5,530	2,595	8,632
Vessels impairment, loss on sales and other	(4,109)	-	41,836	300
General and administrative expenses	7,352	7,843	25,375	23,638
Other, net	279	241	(482)	681

Operating loss	(3,715)	(6,588)	(69,958)	(27,899)

OTHER INCOME / (EXPENSES):
Interest and finance costs, net of interest income	(1,705)	(3,604)	(7,051)	(8,313)
Loss on private placement	-	(7,600)	-	(7,600)
Other, net	173	(190)	(2,707)	(521)
Total other expenses, net	(1,532)	(11,394)	(9,758)	(16,434)

Net loss	(5,247)	(17,982)	(79,716)	(44,333)

Equity in losses of Ocean Rig	-	-	(41,454)	-

Net loss attributable to DryShips Inc.	$(5,247)	$(17,982)	$(121,170)	$(44,333)

Net loss attributable to DryShips Inc. common stockholders	(5,795)	(15,177)	(121,774)	(41,528)
Loss per common share, basic and diluted (1)	$(60,364.58)	$(0.42)	$(1,739,628.57)	$(3.36)
Weighted average number of shares, basic and diluted (1)	96	36,186,606	70	12,356,150

(1) Share and per share data for 2016 give effect to a cumulative 1-for-7,840 reverse stock split between January 23, 2017 and July 21, 2017.

DryShips Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2016	September 30, 2017

ASSETS

Cash, cash equivalents, including restricted cash (current and non-current)	$76,774	$52,676
Other current and non-current assets	21,406	80,227
Advances for vessels under construction	-	47,758
Vessels, net	95,550	682,223
Total assets	193,730	862,884

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	133,428	240,630
Total other liabilities	10,528	14,785
Total stockholders’ equity	49,774	607,469
Total liabilities and stockholders’ equity	$193,730	$862,884

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, vessel and investment impairments and certain other non-cash items as described below and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and the Company’s calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by the Company’s lenders as a credit metric and the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net loss to Adjusted EBITDA:

(Dollars in thousands)	Three Months Ended September 30, 2016	Three Months Ended September 30, 2017	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2017

Net loss attributable to Dryships Inc	$(5,247)	$(17,982)	$(121,170)	$(44,333)

Add: Net interest expense	1,705	3,604	7,051	8,313
Add: Depreciation	872	5,530	2,595	8,632
Add: Dry-dockings and class survey costs	14	-	181	-
Add: Impairments losses on sales and other	(4,109)	-	41,836	300
Add: Loss on private placement	-	7,600	-	7,600
Add: Income taxes	2	61	21	81
Add: Gain on interest rate swaps	(1,112)	-	(403)	-
Add: Equity in losses of affiliate	-	-	41,454	-
Adjusted EBITDA	$(7,875)	$(1,187)	$(28,435)	$(19,407)

About DryShips Inc.

The Company is a diversified owner of ocean going cargo vessels that operate worldwide. The Company owns a fleet of 36 vessels comprising of (i) 13 Panamax drybulk vessels; (ii) 4 Newcastlemax drybulk vessels; (iii) 5 Kamsarmax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Aframax tankers; (vi) 1 Suezmax tanker; (vii) 4 Very Large Gas Carriers, 1 of which is expected to be delivered in January 2018; and (viii) 6 offshore support vessels, including 2 platform supply and 4 oil spill recovery vessels.

DryShips’ common stock is listed on the NASDAQ Capital Market where it trades under the symbol “DRYS.”

Visit the Company’s website at www.dryships.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the factors related to the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk or LPG commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F, as amended.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com